Exhibit (a)(5)(i)

Kuva Labs Inc. Announces Termination
of Lisata Therapeutics, Inc. Tender Offer

Houston, TX (July 24, 2026) – Kuva Labs Inc. (“Kuva”) today announced that it and its wholly owned subsidiary, Kuva Acquisition Corp. (the “Purchaser”), were not able to complete the financing necessary to fund the previously announced tender offer to acquire all of the outstanding shares of common stock of Lisata Therapeutics, Inc. (Nasdaq: LSTA) (“Lisata”).

While Kuva sought an extension, the offer expired at one minute after 11:59 p.m., New York City time, on July 20, 2026, without an extension granted.  Because the financing has not been obtained, the offer will not be consummated. Kuva remains interested in pursuing a transaction with Lisata.

The Purchaser has instructed Equiniti Trust Company, LLC, the depositary for the offer, to return all shares that were tendered and not withdrawn to the tendering stockholders as of July 24, 2026. No action is required on the part of tendering stockholders.

Contact:

Kuva Labs Inc.
Mark Land
Chief Executive Officer
Email: info@kuvalabs.com

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